Patriot Coal Corporation 12312 Olive Boulevard St. Louis, Missouri 63141 314.275.3600 www.patriotcoal.com

April 25, 2012

Ms. Leslie Overton
Mr. H. Roger Schwall
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Patriot Coal Corporation Form 10-K for Fiscal Year ended December 31, 2010 Filed February 25, 2011 Response Letter dated November 14, 2011 File No. 1-33466

Dear Ms. Overton and Mr. Schwall:

On behalf of Patriot Coal Corporation (the “Company”), I am writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated April 2, 2012, related to the above-referenced Form 10-K for the fiscal year ended December 31, 2010.

As discussed on our conference call on April 18, 2012, we are providing additional information regarding the Fluidized Bed Reactor (FBR) water treatment system we are installing for outfalls 001, 002 and 003 at National Pollutant Discharge Elimination System (NPDES) Permit WV1013599 at our Apogee mining complex (the “Three Outfalls”), as illustrated on the map provided on the same day. The additional information relates to:

•	The alternate (additional) uses for the FBR system;
•	The timing of when the additional uses for future operations were known;
•	Whether or not the system has the capacity to handle these additional volumes; and
•	Summary of accounting treatment from acquisition through the court order.

Patriot is installing an FBR water treatment system for mitigating selenium exceedances at the Three Outfalls associated with certain past mining and to process water flows from current and future mining activities at an expected cost of approximately $55 million. In the first half of 2010, we tested various selenium water treatment technologies, including FBR and Reverse Osmosis, and performed additional testing on Zero Valent Iron (ZVI). FBR technology was identified as the most successful selenium water treatment technology of the pilot testing we performed in 2010, and was identified as the system to install for the treatment of the Three Outfalls. Although chosen for the treatment of the Three Outfalls, the FBR water treatment system has additional uses.

As with other tangible assets with significant cost, we maximize our use in order to receive the optimal return on our invested capital. The site of the FBR water treatment system allows us to maximize our future use based on the future activities that were included in our permitted mine plan at September 1, 2010. Our mine plans have included the Slab Fork Coal Refuse Disposal, the Buffalo Creek Deep Mine, the Southwest Ruffner

Contour Highwall Mine and the Washington Underground Mine since the time prior to Patriot’s acquisition of Magnum Coal Company (Magnum), the parent company of Apogee, in July 2008.

We believe that our accounting treatment of capitalizing the future use asset, accruing the prior obligation resulting from past mining activities, and expensing the costs that relate to future mining activities as incurred is appropriate. We have been capitalizing the costs of the FBR water treatment facility as incurred because of its future benefit to be realized: (1) to improve the safety and condition of property acquired by Patriot; (2) to mitigate and prevent contamination from future operations in, and contiguous to, the permitted areas associated with the Three Outfalls; and (3) due to its additional and future uses. Our accounting treatment intends to match the construction costs with the future mining activities that will benefit from the system. The operating costs of the FBR water treatment system for the Three Outfalls were accrued because they are related to areas of past mining. The operating costs associated with future additional uses will be expensed as incurred.

Additional Uses and Timing

The Apogee FBR water treatment system will treat all water flows from the Three Outfalls. We are constructing the FBR water treatment system near outfall 001 and plan to pump the water from outfalls 002 and 003 (approximately 12,000 and 13,500 feet, respectively) to the system.

The expected additional uses for the FBR water treatment system, commencing in late 2012 or early 2013, include treating the water flows from (i) the Slab Fork Coal Refuse Disposal Area and (ii) the Southwest Ruffner Contour Highwall Mine, as illustrated on the map provided on April 18, 2012. We are also currently analyzing pumping the water run-off from the Apogee mining complex preparation plant (which currently drains to NPDES Permit WV0099520 outfalls 001 and 011) to the FBR water treatment system. The Apogee preparation plant, also referred to as the Fanco Coal Processing Plant on the map provided on April 18, 2012, was constructed in the early 1990s and processes the coal mined at the entire Apogee mining complex. This preparation plant is expected to continue to process coal from all of the approximately 80 million tons of proven and probable coal reserves remaining at the Apogee mining complex.

Additional potential future uses beyond these three operations for the FBR system include treating water from processing our permitted Washington Underground Mine coal production and other permitted, and yet-to-be permitted, Apogee complex mining areas using underground, surface and/or highwall mining methods. The Washington Underground Mine complex is a coal reserve body just south of the Apogee mining complex preparation plant. We have invested substantial capital in preparing the Washington Underground Mine and upgrading the Apogee mining complex preparation plant so it will have the capacity to process this additional metallurgical coal.

The areas surrounding (adjacent and subjacent to) the Three Outfalls contain additional un-mined coal reserves that we expect to mine in the future. Another example is the permitted Buffalo Creek Deep Mine as illustrated on the map provided on April 18, 2012. The Buffalo Creek Deep Mine plan includes a drainage area above Slab Fork Creek that will drain into outfall 001 of the Three Outfalls (Outfall 001), and thus, will be processed by the FBR water treatment system.

The operating costs for all of these alternative or additional uses for the FBR water treatment system will be expensed as incurred. The liability for the water treatment operating costs we recorded in purchase accounting, and then adjusted in September 2010 for the change in technology to FBR, is only for the operating costs related to treating the areas of past mining activities.

Initial design of the Slab Fork Coal Refuse Disposal Area (Refuse Disposal) began in 2007. Analysis and modifications during the design phase led to the submission of the permit application for the Refuse Disposal on January 21, 2010, and the applicable permit was approved on July 6, 2011. The design specifications for the Refuse Disposal were developed prior to permit submittal on January 21, 2010 and indicated all of its water flows would flow through Outfall 001. As mentioned above, the FBR water treatment system processes all flows from Outfall 001. We are currently constructing the Refuse Disposal and anticipate completion in late 2012.

The permit application for the Southwest Ruffner Contour Highwall Mine was approved in the early 1990s. The permitted mine plan for the Southwest Ruffner Contour Highwall Mine indicated water flows from the mine would pass through Outfall 001, and thus, will be processed by the FBR water treatment system.

On an annual basis, we perform strategic planning for the next five years. During the annual process, we develop and update mine plans for the life of applicable mining complexes. This process drives the timing of permit applications. We apply for permits several years before they are required in order to allow for the timely match of the permit with the mining plans. This practice is consistent throughout the coal mining industry. Our mine plans have included the Refuse Disposal, the Buffalo Creek Deep Mine, the Southwest Ruffner Contour Highwall Mine and the Washington Underground Mine since the time prior to Patriot’s acquisition of Magnum in July 2008. The site of the FBR water treatment system allows us to maximize our future use based on these future activities that were included in our permitted mine plan at September 1, 2010.

FBR treatment technology was created for applications other than selenium removal and is well proven for the removal of certain impurities, including nitrates and perchlorates, from contaminated ground water and industrial wastewaters. FBR treatment technology has also previously been installed at chemical plants, military bases, ammunitions plants and other industrial plants. As such, the Apogee FBR water treatment system can be used to reduce other pollutants in water discharges. We have retained environmental engineering consultants to research the various options for selenium water treatment and continue to work with them today. Our third-party consulting engineers have provided FBR technology research studies, performed FBR pilot testing and designed the FBR system. In their report, they provided us with information regarding all capabilities of FBR treatment technologies.  As a result of the information obtained in this report, we performed a pilot test of FBR technology in early 2010. For more information on the many uses of this technology, see our vendor’s (Envirogen Technologies) website at www.envirogen.com.

We are working to obtain site-specific standards for selenium at our affected outfalls, including the Three Outfalls. In this effort, we have had several discussions with key decision-makers at the Environmental Protection Agency (EPA) and the West Virginia Department of Environmental Protection (WVDEP). A site-specific standard would identify an acceptable selenium discharge limit (i.e. modify the current one-size-fits-all limit) which would be specific to the stream segment affected by our mining operations. Site-specific standards have been granted for certain elements, including selenium, chlorides, iron and aluminum. Stream segments near our West Virginia operations in the Kanawha Valley have received site-specific standards, including site-specific standards for selenium discharged into stream segments by a power plant near our operations (which is one of our customers). If successful, we would be able to mitigate, modify or eliminate treatment of one or more of the Three Outfalls and create additional capacity at the FBR water treatment system. The FBR water treatment system is comprised of water retention tanks, filtration units, a boiler and pumps assembled at the site that can be disassembled and relocated to another site. Accordingly, due to the modular nature of the system, we have the capability to redeploy or move the FBR system assets to treat other outfalls and other types of pollution beyond selenium.

FBR System Capacity

In July and August 2010, our third-party consulting engineers provided four alternative preliminary conceptual designs for FBR water treatment, including three designs to process water at each of the outfalls (001, 002 and 003) individually and a fourth design to process water from all Three Outfalls at one site. Following the September 1, 2010 Court Ruling, our engineers chose to process all the water at one site and worked with our third-party consulting engineers to create the preliminary engineering specifications for this FBR water treatment system. There have been no changes in the capacity of the system since we chose the fourth conceptual design for the FBR water treatment system, which combined the flows from all Three Outfalls at one site.

The FBR water treatment system was designed for a maximum capacity of 2,800 gallons per minute (gpm). The average annual water flows for the Three Outfalls are estimated to be 1,885 gpm. Design capacity in excess of average annual flow highlights the available capacity in the FBR system to accept water flows from more than just the Three Outfalls to be treated by the FBR system. The flows from the Refuse Disposal and the Southwest Ruffner Contour Highwall Mine will not exceed the remaining available capacity of the FBR water treatment system. Additionally, due to its modular design, the system can be expanded to treat volume to levels above its currently designed capacity. Costs incurred to expand the system would also be capitalized and expenditures to operate such expanded capacity at the system would be expensed as incurred.

Developments Prior to the Magnum Acquisition

After a draft Environmental Impact Statement on Mountaintop Mining/Valley Fills (EIS) was issued by a consortium of federal agencies and the WVDEP in 2003 that indicated that the water quality standard (WQS) for selenium could be violated near mining operations, the WVDEP began including selenium limits in NPDES permits for coal mining operations that it determined had a reasonable potential to discharge selenium at concentrations that would violate the WQS. End-of-pipe selenium discharge limits of 4.7 micrograms per liter monthly average and 8.2 micrograms per liter daily maximum were assigned in order to address the safety concerns discussed in the EIS as being caused by selenium. The operations Patriot acquired in the Magnum acquisition were required to come into compliance with the discharge limit standards in 2006, prior to our 2008 acquisition, but failed to do so.

Prior to 2003, Magnum’s practice was to segregate and special handle certain material which had been identified as having the potential to produce non-compliant mine drainage. Selenium was not one of the elements Magnum tested for in the rock strata because selenium had not been identified as a parameter of concern in discharges from coal mining operations at that time. Removed material was placed into valley fills and other voids, according to the permitted mine plans, such that selenium-bearing material was mixed with other rocks. As that material is exposed to water flow from mine drainage, slurry disposal, rain and snow, it leaches selenium. When compliance was mandated beginning in 2006, Magnum violated the WQS by discharging water containing selenium in excess of safe levels for aquatic life as required in its permits. In 2007, Apogee was sued pursuant to the citizen suit provisions of the Clean Water Act for violation of selenium discharge limits in its NPDES permit (“improper use”).

Summary of Accounting Treatment

On July 23, 2008, Patriot acquired Magnum, including all of the related assets and liabilities of Magnum and its subsidiaries. At the acquisition date, Magnum was in the process of testing various selenium water treatment technology solutions, but it was not installing treatment technologies at the affected sites. In evaluating the implications of the improper use of assets, we considered the guidance in ASC 410-20-15-3(b). Specifically, ASC 410-20-15-3(b) sets forth that an environmental liability that results from the improper operation of a long-lived asset is not within the scope of ASC 410-20, but rather, is within the scope of ASC 410-30.

Subsequent to the date that compliance was required in 2006, Magnum discharged water in violation of the Clean Water Act and the environmental laws which govern its permits, thereby improperly operating the mine. Accordingly, we estimated the costs to treat the selenium pollution at fair value at the Magnum acquisition date using the principles of ASC 410-30 based on our planned remediation strategy at that time. This liability, recorded in purchase accounting, included the estimated costs of installing and operating ZVI water treatment technology.

As mentioned above, Apogee had been sued for failure to comply with selenium discharge limits in its mining permits prior to the acquisition. Following a hearing related to these lawsuits, on September 1, 2010, the U.S. District Court ordered Apogee to install an FBR water treatment system to comply with its permit. In September, 2010, we increased the portion of the selenium water treatment liability related to Apogee by $20.7 million for the fair value of the estimated operating costs related to the past mining at the Three Outfalls. This expense only related to the portion of the operating costs for past operations for the Three Outfalls, not the operating costs for any future potential uses of the FBR system. These additional costs will be expensed to operations when incurred.

We are recording the costs to design and build the FBR water treatment system as capital expenditures when incurred based on the authoritative guidance in ASC 410-30-25-16 through 25-19. ASC 410-30-25-18 and 25-19 outline the criteria that should be considered when determining whether contamination treatment costs may be capitalized:

 “Those costs may be capitalized if recoverable but only if any one of the following criteria is met:

1. The costs extend the life, increase the capacity, or improve the safety or efficiency of property owned by the entity. For purposes of this criterion, the condition of that property after the costs are incurred must be improved as compared with the condition of that property when originally constructed or acquired, if later.

2. The costs mitigate or prevent environmental contamination that has yet to occur and that otherwise may result from future operations or activities. In addition, the costs improve the property compared with its condition when constructed or acquired, if later.”

In addition, ASC 410-30-25-19 further states:

“This subtopic requires that tangible assets acquired to clean a particular spill not be charged to expense immediately.  Rather, to the extent that those tangible assets have future uses, they may be capitalized. Example 5 (see paragraph 410-30-55-18) illustrates this guidance.”

Based upon the following, we determined the costs to design and build the FBR system met these criteria.

Improve the Safety and Condition--

Selenium water quality standards were adopted by the WVDEP in 1992 with the intention of improving the water quality (and the safety of the water) for aquatic life and the environment. While selenium occurs naturally and is nutritionally essential, the EPA has provided studies that indicate selenium may be toxic to both aquatic life and wildlife where concentrations are excessive. The draft EIS was issued by a consortium of federal agencies and the WVDEP in 2003. The final EIS was issued in 2005 and included certain research that reported potential issues such as:

•	Selenium may accumulate in fish tissue;

•	Fish tissue concentrations may be near levels believed to pose a risk to fish-eating birds;

•
Selenium may be one of the most toxic micronutrient to mammals of all biologically essential elements; fish and birds are very sensitive to selenium contamination in an aquatic environment. Selenium may be passed from parents to offspring in eggs, and, during critical stages of growth, may be substituted for sulfur in amino acids that form structural and functional proteins. As selenium exposure increases, toxic effects could range from suppression of the immune system, to reduced juvenile growth, to embryo mortality, to mass wasting in adults, to teratogenesis (lethal or sub-lethal deformities) in juveniles, to juvenile mortality, and finally to adult mortality.

The operations Patriot acquired in the Magnum acquisition were required to come into compliance with the standards beginning in 2006, but instead it began violating its permits by discharging unsafe levels of selenium according to the permit requirements.  Accordingly, Apogee was sued pursuant to the citizen suit provisions of the Clean Water Act for violation of selenium discharge limits in its NPDES permit (“improper use”), as discussed above.

Hence, we believe the FBR system meets the first criterion of ASC 410-30-25-18 to improve the safety of the overall mine complex at Apogee, including the areas of future active mining described above, as compared to when it was acquired from Magnum, in a manner consistent with the interpretation of safety improvements.

Mitigating and Preventing Contamination from Future Operations--

All water flows for the Refuse Disposal and the Southwest Ruffner Contour Highwall Mine described above will drain through Outfall 001 per their permits which were submitted prior to September 1, 2010. Further, it is anticipated that run-off from the Apogee mining complex preparation plant (which currently drains to NPDES Permit WV0099520, outfalls 001 and 011), as well as our future permitted (such as the Washington Underground Mine) and yet-to-be permitted Apogee complex mining areas using underground, surface and/or highwall mining methods, will likely use the FBR water treatment system to treat selenium discharges that result from either mining or processing of coal production.

The WVDEP issued a Selenium Implementation Guidance policy in November 2007. Magnum (and, subsequently, Patriot) instituted the required rock removal procedures and trained the operations personnel in the correct methods to identify, segregate and isolate selenium-bearing rock. While these procedures are meant to reduce selenium discharges in areas of active and future mining, it is not possible to eliminate selenium from the water flows altogether due to its existence as a natural substance in the environment.

As a result, the installation of the FBR water treatment system addresses a problem created by past operations while also allowing our current operations to continue by treating current and future contamination, including selenium discharges. Accordingly, we believe the FBR system meets the second criterion of ASC 410-30-25-18 to mitigate or prevent environmental contamination (including selenium, as well as other contaminants) that has yet to occur from future operations.

Tangible Assets with Future Uses--

The site of the FBR system was chosen based on the characteristics of the terrain of the area and the proximity to the current and future mining areas as previously described. The original design of the FBR system included capacity in excess of the base flows at the Three Outfalls. As with other tangible assets with significant cost, we maximize our use in order to receive the optimal return on our invested capital.

The FBR system is a tangible asset with current and future use. We anticipate that the FBR water treatment system will have an estimated useful life of approximately 30 years. The FBR water treatment system is composed of distinct pieces of equipment that were assembled at the site. The water retention tanks, filtration units, boiler and pumps, which represent the most significant aspects of the FBR system, can be redeployed or moved or used to process water for other types of pollution.

If our assets were acquired by a third-party at some point in the future, we believe the purchaser would assign a value to the FBR water treatment system because it is a tangible asset with future uses at the Apogee complex and/or another mining complex.  Additionally, the FBR water treatment system and the individual components of the FBR system have resale value in the secondary market.

In addition to the previously described uses, we could elect to pump the water from two other noncompliant outfalls from the adjacent NPDES Permit WV0099520 (outfalls 001 and 011) to the FBR water treatment system for processing. In the future, we could add additional water retention tanks, filtration units and pumps to expand the capacity of the FBR water treatment system. Costs incurred to expand the system would also be capitalized and the operating costs associated with future expansion would be expensed as incurred.

Past versus Future Operating Costs—

The guidance in ASC 410-30-10-1 states, “This Subtopic requires that an entity recognize a liability for obligations associated with environmental remediation liabilities that relate to pollution arising from some past act, generally as a result of the provisions of Superfund, the corrective-action provisions of the Resource Conservation and Recovery Act, or analogous state and non-U.S. laws and regulations.”  The obligation to treat selenium exceedances and pollution was driven by Magnum’s violation of the selenium discharge limit required in its permits as provided for by the Clean Water Act. The operating costs to treat pollution relate to Magnum’s discharges of polluted water from its past operations into the waters of the United States.

In September 2010, we expensed only the portion of the operating costs related to past operations (the Three Outfalls), but not the operating costs for any future potential uses of the FBR system. These additional costs will be expensed to operations when incurred.

The FBR water treatment system enables us to realize the benefit of our approximately $400 million investment in the approximately 80 million tons of proven and probable coal reserves remaining at the Apogee mining complex. All of the permits from each mining complex are integrally linked to each other and if we fail to comply with applicable selenium water discharge effluent limits, our permits could be revoked and future applications and renewals could be rejected. If the permits were to be revoked, we could not realize our investment and the revocation could jeopardize our ability to renew other permits or receive new permits. The selenium water treatment steps we have taken address outfalls with discharge exceedances that were created prior to the change in the discharge limits, as well as allow our current operations to continue.

Technology Alternatives

Although our response is primarily limited to the Apogee mining complex, please note that the ABMet technology we are installing at the Hobet Surface Mine No. 22 outfall may also be used in various other applications. The accounting treatment for the ABMet water treatment technology is consistent with the FBR water treatment system due to the similar characteristics of improving safety, mitigating and preventing environmental contamination and the tangible nature of the system and its future uses.

The ABMet, or Advance Biological Metals Removal Process, is a process to remove elevated levels of selenium, nitrate, and metals. The original design of the ABMet water treatment system contemplated not only treatment of Hobet Surface Mine No. 22 outfall 001 as required by the court order, but also incorporated the capability to expand to treat additional outfalls associated with future mining activities at the Hobet mining complex. The ABMet water treatment system is designed to treat 800 gallons per minute. The average annual water flow from Hobet Surface Mine No. 22 outfall 001 is estimated to be 650 gallons per minute. This excess capacity allows for water from more than this one outfall to be treated in the ABMet system. Our engineers chose the ABMet site based on the terrain of the area and the proximity to the current and future mining at the Hobet mining complex.

The lack of a selenium water treatment technology which has proven effective on a full-scale basis is an industry-wide challenge. We believe that our accounting treatment of capitalizing the future use asset, accruing the prior obligation resulting from past mining activities, and expensing the costs that relate to future mining activities as incurred appears to be consistent with the information provided in other coal mining companies’ public filings.

Conclusion

In conclusion, we recorded the accounting impact of the selenium water treatment system according to the authoritative literature in ASC 410-30 due to Magnum’s ongoing violation of selenium discharge limits in its NPDES permit (“improper use”). We have been capitalizing the FBR water treatment system costs because they improve the safety and the condition of the Apogee mining complex as required by the current permits and mitigate and prevent contamination from future operations. Moreover, the costs related to designing and constructing the FBR water treatment system are being capitalized as incurred based on the expected future additional and alternative uses described above. These future uses were based on capabilities of the FBR system and mine plans developed prior to September 1, 2010. The operating costs of the FBR water treatment system associated with the Three Outfalls were accrued because they related to areas of past mining.

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In connection with responding to your comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (314) 275-3685 or my colleague Chris K. Knibb at (314) 275-3682.

Sincerely, Patriot Coal Corporation
/s/ Mark N. Schroeder
Mark N. Schroeder
Senior Vice President and Chief Financial Officer

cc:
Brad Skinner, United States Securities and Exchange Commission, Division of Corporation Finance
Karl Hiller, United States Securities and Exchange Commission, Division of Corporation Finance
John Cannarella, United States Securities and Exchange Commission, Division of Corporation Finance

Richard M. Whiting, Patriot Coal Corporation
Chris K. Knibb, Patriot Coal Corporation
Katy Winkelmann, Patriot Coal Corporation
Megan Krasnicki, Patriot Coal Corporation